Exhibit 99.1

Press Release

Company Contact:

David Faulkner

Cimetrix Incorporated

Phone: (801) 256-6500

Fax: (801) 256-6510

dave.faulkner@cimetrix.com

Editorial & Analyst Contact:

Stew Chalmers

Positio Public Relations

Phone: (408) 453-2400

Fax: (408) 453-2404

stew@positiopr.com

Cimetrix Reports Third Quarter Financial Results

Interface A Leadership Validated with another Win at Top Tier OEM Account

SALT LAKE CITY, Utah – November 14, 2005 – Cimetrix, Inc. (OTCBB: CMXX), a leading provider of factory automation software for the global semiconductor and electronics industries, today reported financial results for its third quarter and nine-month period ended September 30, 2005.

Third Quarter Results

Net sales for the quarter decreased to $1,043,000 from $1,213,000 for the same quarter last year.  Software revenue decreased to $523,000 from $776,000 in the comparable quarter last year, while services and support revenue increased to $520,000 from $437,000.

Total costs and expenses increased by 18% to $1,258,000 from $1,070,000 in the third quarter last year.  While cost of sales continued to decline as the Company decreased its unfunded investments in OEM account development, that decline was more than offset by increases in the three remaining expense categories.  General and administrative expense increased in support of the Company’s overall expansion efforts.  Selling, marketing and customer support expense trended higher as the Company strengthened its worldwide customer support capabilities and continued to invest in developing the Japanese market.  The increase in research and development expense was attributable primarily to Cimetrix’s leadership role in the emerging Interface A standards and its associated CIMPortal™ product family.

Cimetrix reported a net loss of $246,000, or less than one cent per basic and diluted share, in the third quarter versus net income of $101,000, or less than one cent per basic and diluted share, in the same quarter a year ago.  The Company closed the quarter with cash and cash equivalents of $1.6 million, up from $868,000 at year end, primarily as the result of the successful equity placement by the Company of $2.0 million in January, 2005.  The Company made a substantial debt payment and going forward has no long term debt and one remaining short term debt obligation of approximately $750,000 due in September of 2006.  Working capital as of September 30, 2005, remained strong at $1.1 million versus $168,000 at December 31, 2004.

Nine-Month Results

Net sales increased through nine months to $3,341,000 from $3,277,000 in the comparable period of 2004.  Software revenue was slightly lower at $1,967,000 versus $2,062,000, while services and support revenue increased to $1,374,000 from $1,215,000 in the same period a year ago.

Total costs and expenses increased 23% to $3,620,000 from $2,950,000.  As in the second quarter, the Company experienced increases in all expense categories with the exception of cost of sales.

For the nine-month period, Cimetrix reported a net loss of $381,000, or less than one cent per basic and diluted share, versus net income of $143,000, or less than one cent per basic and diluted share, in the same period a year ago.

 “The third quarter is typically a slow period for capital equipment sales due to summer shutdowns and holidays,” said Bob Reback, president and CEO. ““While we continue to lead the industry with our Interface A products, we are not yet generating significant revenue from our new CIMPortal product line.  Since the capital equipment markets for the industries we serve are very cyclical, we are encouraged to see positive results from our strategy to increase service and support revenue.  Our ability to consistently increase our OEM customer base, combined with our initiative to offer OEM customers full service solutions, enabled us to increase our services and support revenue by 19% from the prior year period.

“For the remainder of the year, we will continue making the necessary investments in infrastructure, product portfolio and global services to build and sustain long-term value for our customers and shareholders,” Reback added.  “In addition, we expect to begin seeing a return on our investments in products that support Interface A as well as development of the Japanese market.”

Third Quarter and Subsequent Highlights

•                  Formed new Data Management Solution Center with acquisition of EFS Solutions.

•                  Won first Top Tier Japanese semiconductor OEM account.  This is significant for Cimetrix because it validates the Company’s Interface A leadership with its CIMPortal product line, as well as its efforts to expand its presence in Japan with its partner CIM, Inc.

•                  Two new major OEM design wins, raising the year-to-date total to eight.

About Cimetrix Incorporated

Cimetrix designs, develops, markets and supports factory automation software for the global semiconductor and electronics industries. Cimetrix’s connectivity software allows equipment manufacturers to quickly implement the SECS/GEM and Interface A standards, with over 10,000 connections shipped worldwide, and provides solutions to meet the 300mm SEMI communications standards, with OEM customer installs in all major 300mm fabs. Cimetrix’s PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect™, CIM300™, CIMPortal™  and CODE™  (Cimetrix Open Development Environment). For more information, please visit www.cimetrix.com.

Safe Harbor Statement

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Statements about the Company’s prospects for future growth and profitability are forward-looking statements. The comments made by the Company’s senior management in regards to future developments are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to market acceptance of the Company’s products, the ability of the Company to sufficiently increase revenues to offset the additional expenditures by the Company in anticipation of future growth, the adoption by chip makers of the standards specified SEMI, an independent industry trade group, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company’s most recent filings on Forms 10-K and 10-Q, which detail such risk factors.

Consolidated Condensed Statement of Operations

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Sales
Software	$523,000	$776,000	$1,967,000	$2,062,000
Services and support	520,000	437,000	$1,374,000	$1,215,000
Total net sales	$1,043,000	$1,213,000	$3,341,000	$3,277,000
Costs Expenses
Cost of sales	259,000	307,000	498,000	697,000
General and administrative	320,000	298,000	1,006,000	851,000
Selling, marketing and customer support	406,000	268,000	1,256,000	790,000
Research and development	273,000	197,000	860,000	612,000
Total costs and expenses	1,258,000	1,070,000	3,620,000	2,950,000
Income (loss) from operations	(215,000)	143,000	(279,000)	327,000
Other income (expenses)
Interest and other income	18,000	26,000	45,000	36,000
Interest expense	(49,000)	(68,000)	(147,000)	(220,000)
Total other expenses	(31,000)	(42,000)	(102,000)	(184,000)
Income (loss) before income taxes	(246,000)	101,000	(381,000)	143,000
Provision for income taxes	—	—	—	—
Net income (loss)	$(246,000)	$101,000	$(381,000)	$143,000
Income (loss) per common share
Basic	$(0.01)	$—	$(0.01)	$0.01
Diluted	$(0.01)	$—	$(0.01)	$0.01
Weighted average shares outstanding
Basic	30,329,000	27,813,000	29,984,000	27,701,000
Diluted	30,329,000	29,047,000	29,984,000	28,228,000

Consolidated Balance Sheets

	September 30,	December 31,
	2005	2004
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$1,583,000	$868,000
Accounts receivable, net	981,000	1,081,000
Prepaid expenses and other current assets	83,000	84,000
Total current assets	2,647,000	2,033,000
Technology, net	194,000	229,000
Property and equipment, net	139,000	82,000
Other assets	51,000	14,000
Total assets	$3,031,000	$2,358,000

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$223,000	$114,000
Accrued expenses	133,000	298,000
Deferred revenue	454,000	548,000
Current portion of long-term debt	750,000	905,000
Total current liabilities	1,560,000	1,865,000
Long-term debt, net of current portion	—	691,000
Total liabilities	1,560,000	2,556,000
Stockholders’ deficit:
Common stock, $.0001 par value, 100,000,000 shares authorized;30,558,096 and 27,844,317 shares issued	3,000	3,000
Additional paid-in capital	30,828,000	28,778,000
Treasury stock, at cost	(49,000)	(49,000)
Accumulated deficit	(29,311,000)	(28,930,000)
Total stockholders’ equity	1,471,000	(198,000)
Total liabilities and stockholders’ deficit	$3,031,000	$2,358,000